PRESS RELEASE

FOR IMMEDIATE RELEASE

“Neptune Technologies & Bioressources Inc.,

Re-Enforces the South East Asian market”

MONTREAL—August 30th, 2005

Laval, Quebec CANADA, August 30, 2005 - Neptune Technologies & Bioresources Inc. (NTB - TSX Venture) active in the field of high value-added natural product extraction from marine biomasses, such as krill, is pleased to announce that Neptune Krill Oil™, is re-enforcing its market penetration in South East Asia with three new distributors.

Dr. Gang He, M.D., M.Sc., MBA, Director, International Sales & Marketing at Neptune Technologies & Bioressources Inc. recently concluded distributor agreements resulting directly from the very successful Natural Product Expo Asia in Hong-Kong, Mr. He commented: “Neptune signed three distribution agreements for the South East Asia market, which includes Taiwan, Singapore, Malaysia, Indonesia and the Philippines, which are presently launching pure NKO™ supplements through their respective channels.  These agreements are a tremendous opportunity for NKO™ and its success”.

“The market covered by our new distributors represents 12 times the size of Canada’s population.  These distributors, which are newly signed by Neptune, have successfully penetrated their market for their knowledge on the importance of marine Omega products, such as NKO™, and the role they play for our wellness.  It is a very promising start” added Dr. Gang He.

This press release is available on the Company's on-line Investor Relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and select the Neptune Technologies Information and Contact Forum, or link directly to it at http://www.agoracom.com/nonmemforum/main.asp?topic=neptune+technologies&tr=

Investors are also invited to e-mail any questions regarding the Company directly to NTB@AGORAcom.com Potential investors may also use this address to request being added to the Neptune Technologies investor e-mail list. About Neptune Technologies & Bioressources. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops and exploits marine biomasses with its patented extraction process Neptune OceanExtractTM utilizing marine biomasses, such as krill, and due to its technologies, Neptune Technologies & Bioressources Inc., is strategically well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) based on the health and wellness concepts, markets in which natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research.

Latest Highlights: http://www.neptunebiotech.com/news/Neptune_Highlights_May_2005.pdf

The stock Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Investor Relations

AGORA Investor Relations
http://www.agoracom.com/IR/Neptune
NTB@agoracom.com